FOR IMMEDIATE RELEASE

Formula Systems Reports Fourth Quarter and Year end 2005 results

Herzliya, Israel – March 2, 2006 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of information technology products, solutions and services, announced today results for the fourth quarter and year ended December 31, 2005.

Revenues for the year ended December 31, 2005 totaled $506.4 million compared to $456.6 million in 2004. For the fourth quarter, Formula recorded revenues of $124.8 million compared to $127.2 million in the fourth quarter of 2004.

Operating income in 2005 was $15.9 million compared to $18.1 million in 2004.

Operating income in the fourth quarter of 2005 was $2.5 million compared to $7.6 million in the same quarter last year.

Net income in the year ended December 31, 2005 was $183,000 compared to $8.1 million in 2004. Net loss in the fourth quarter totaled $2.7 million compared to net income of $3.1 million in the fourth quarter of 2004.

Gad Goldstein, President of Formula, commented: "Weakness in certain subsidiaries in the second half of 2005 together with reassessment of intangible assets and deferred tax assets in certain of our subsidiaries, resulted in unsatisfactory financial results for Formula.

Restructuring processes, personnel changes and refocusing that were implemented by our subsidiaries, with our assistance and under our guidance, towards the end of 2005, combined with events and trends which we identified after the year end, provide us with the confidence that significant profitability will be regained in 2006."

Mr. Goldstein concluded:" We expect 2006 to be a successful harvest year of all the seeds that were sown in the previous year".

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Israel:

Gad Goldstein, President, Formula Systems Ltd.

+972-9-959-8800

USA:

Dennis S. Dobson, for Formula Systems Ltd.

(203) 255-7902

CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2004
	U.S. $
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	82,575	107,174
Short-term investments	35,776	39,073
Trade receivables	132,529	114,533
Other accounts receivable	25,965	26,105
Inventories	3,808	4,668

	280,653	291,553

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Loans and other investments	2,199	5,247
Investments in affiliates	20,257	24,389

	22,456	29,636

SEVERANCE PAY FUND	33,627	31,943

PROPERTY AND EQUIPMENT, NET	23,196	26,529

OTHER ASSETS, NET	272,535	261,359

	632,467	641,020

CURRENT LIABILITIES:
Liabilities to banks and others	103,544	104,975
Trade payables	47,746	41,605
Other accounts payable	77,064	81,105
Debentures	8,004	32,374
Customer advances, net of work in progress	7,309	6,900

	243,667	266,959

LONG-TERM LIABILITIES:
Debentures	16,809	27,086
Provision for losses in formerly owned investee	1,971	1,971
Deferred taxes	1,282	958
Customer advances	645	1,114
Liabilities to banks and others	54,450	19,789
Liability due to activity acquisition	1,761	2,036
Accrued severance pay	39,726	37,750

	116,644	90,704

MINORITY INTEREST	108,707	96,579

SHAREHOLDERS’ EQUITY	163,449	186,778

	632,467	641,020

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,			Three months ended December 31,
	2005	2004		2005	2004
	U.S.$			U.S.$
	(in thousands, except per share data)

Revenues	506,392	456,610	5	124,824	127,202
Cost of revenues	333,947	284,961		83,355	79,153

Gross profit	172,445	171,649		41,469	48,049
Research and development costs, net	21,962	25,036		4,789	5,754
Selling, general and administrative expenses	127,564	122,826		32,418	33,297
Depreciation and amortization	5,529	5,711		1,387	1,353
Restructuring costs	1,455	-		342	-

Operating income	15,935	18,076		2,533	7,645
Financial expenses, net	(9,241)	(8,904)		(2,270)	(982)

	6,694	9,172		263	6,663
Gain (loss) on realization of investments	4,107	8,893		(88)	2,278
Other income (expenses), net	(804)	(332)		(1,371)	535

Income before taxes on income	9,997	17,733		(1,196)	9,476
Taxes on income	5,187	4,631		2,237	1,924

	4,810	13,102		(3,433)	7,552
Equity in losses of affiliated companies, net	(3,109)	(2,523)		(511)	(1,170)
Minority interest in losses (earnings) of subsidiaries, net	(1,518)	(2,480)		1,261	(3,268)

Net income (loss)	183	8,099		(2,683)	3,114

Earnings (loss) per share:
Basic	0.01	0.73		(0.21)	0.28
	______	______		______	______
Diluted	0.01	0.65		(0.22)	0.23
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Weighted average number of shares outstanding:
Basic	12,800	10,800		13,200	10,800
	______	______		______	______
Diluted	12,800	10,800		13,200	11,047
	______	______		______	______